Exhibit 99.2

THIRD AMENDING AGREEMENT TO

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 28th day of March, 2025.

BETWEEN:

BANK OF MONTREAL, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

ERO COPPER CORP., as borrower

(herein called the “Borrower”)

- and –

BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF COMMERCE, THE BANK OF NOVA SCOTIA, NATIONAL BANK OF CANADA AND THE SEVERAL LENDERS FROM TIME TO TIME PARTIES HERETO

(herein and therein in their capacity as lenders to the Borrower and such other lenders from time to time party to the Credit Agreement, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into a second amended and restated credit agreement dated as of December 13, 2022 (as amended pursuant to an amending agreement dated November 2, 2023 and a second amending agreement dated December 13, 2024, the “Credit Agreement”);

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Lenders and Borrower hereby covenant and agree as follows:

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ARTICLE 1

DEFINED TERMS

1.1	Capitalized Terms.

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2

AMENDMENT TO CREDIT AGREEMENT

2.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2	Amendments to Defined Terms

Section 1.1 of the Credit Agreement is hereby amended by:

(i)                 deleting the definition of “NX Gold Mine” in its entirety and replacing it with the following:

“NX Gold Mine” means the gold mine located approximately 18 kilometers west of the town of Nova Xavantina, southeastern Mato Grosso State, Brazil, consisting of a single mining concession covering an area of approximately 613.72 hectares and being the location where all of the gold mining and processing activities of NXGSA occur, twenty exploration licenses covering an area of approximately 133,111.88 hectares, one right to request a mining permit covering an area of approximately 43.99, and two mining permit applications covering an area of approximately 416.87 hectares, and includes any right, title or interest in any real property, mining right, tenement, concession, exploration permit, application or other similar interest within the external boundary of the Stream AOI 2025, whether in, to, under or over all or a portion of the areas covered by the foregoing, that is acquired or obtained by NXGSA after the date of the Credit Agreement.

(ii)	adding the following as a new defined term:

“Stream AOI 2025” which means the geographic area of interest demarcated by the red boundary lines set out in the map set forth in Schedule L hereto.

2.3	Amendment to Schedules

Exhibit I attached hereto is hereby added as a new Schedule L to the Credit Agreement.

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2.4	No Other Changes

Except as expressly provided in this agreement, the Credit Agreement remains in full force and effect, without modification or amendment in any respect.

ARTICLE 3

CONDITIONS PRECEDENT

3.1	Condition Precedent to Effectiveness of this Amending Agreement.

This amending agreement shall become effective upon the execution and delivery (i) of this Agreement by the Borrower, the Administrative Agent and the Majority Lenders and (ii) an amendment to the NX Gold Stream Intercreditor Agreement by the Administrative Agent, RGLD Gold AG, the Borrower, Ero Gold Corp. and NXGSA for the purpose of amending the definition of “Mining Properties” therein.

ARTICLE 4

MISCELLANEOUS

4.1	Representations and Warranties.

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, are true and correct on each of the date hereof and the date of the effectiveness of the amendment contemplated in Section 3.1 hereof, as if made on the date hereof and the date of the effectiveness of the amendment contemplated in Section 3.1, respectively.

4.2	Confirmation.

The Borrower hereby confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon it and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of the amendment to the Credit Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, the Borrower hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document and each other Finance Document to which it is a party continues in full force and effect.

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4.3	No Default or Event of Default.

After giving effect to the amendments set out herein, the Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default or Event of Default has occurred and is continuing as at the date this agreement becomes effective and no Default or Event of Default would arise immediately thereafter as a result of the matters herein contemplated.

4.4	Future References to the Credit Agreement.

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. This agreement constitutes a Credit Document under, and as defined in, the Credit Agreement.

4.5	Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

4.6	Inurement.

This agreement shall enure to the benefit of and shall be binding upon the Borrower, the Administrative Agent, the Lenders, and their respective successors and permitted assigns.

4.7	No Novation.

This amending agreement shall not create any novation of the obligations under any Finance Document.

4.8	Further Assurances.

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

4.9	Counterparts.

This agreement may be executed and delivered in one or more counterparts, and by PDF or DocuSign, with the same effect as if all parties hereto had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

ERO COPPER CORP.

By:	(signed) – “signed”
Name: [Redacted – personal information] Title:
By:	(signed) – “signed”
Name: [Redacted – personal information]
Title:

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BANK OF MONTREAL, as Administrative Agent
By:	(signed) – “signed”
Name: [Redacted – personal information]
Title:
By:
Name:
Title:

BANK OF MONTREAL, as Lender
By:	(signed) – “signed”
Name: [Redacted – personal information]
Title:
By:
Name:
Title:

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CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	(signed) – “signed”
Name: [Redacted – personal information]
Title:
By:	(signed) – “signed”
Name: [Redacted – personal information]
Title:

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CANADIAN IMPERIAL BANK OF COMMERCE, as Lender By: __________________________________ Name: Title: By: __________________________________ Name: Title: THE BANK OF NOVA SCOTIA, as Lender
By:	(signed) – “signed”
Name: [Redacted – personal information]
Title:
By:	(signed) – “signed”
Name: [Redacted – personal information]
Title:

NATIONAL BANK OF CANADA, as Lender
By: ___________________________________
Name:
Title:
By: ___________________________________
Name:
Title:

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CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By: ___________________________________
Name:
Title:
By: ___________________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender
By: ___________________________________
Name:
Title:
By: ___________________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender
By:	(signed) – “signed”
Name: [Redacted – personal information]
Title:
By:	(signed) – “signed”
Name: [Redacted – personal information]
Title:

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EXHIBIT I

STREAM AOI 2025

[Redacted - commercially sensitive information relating to mining properties]